02029962

P.E 12-31-2001

Tri-County Financial Corporation

2001 Annual Report

TRI-COUNTY FINANCIAL CORP.

Dear Shareholder:

I am pleased to report to you the results of operations of Tri-County Financial and its banking subsidiary, Community Bank of Tri-County for the year ended December 31, 2001. Net income increased over 2000's level to $2,485,535 or 6.4% and total assets increased to $261,957,290 for a 5.5% growth rate. Earnings per share grew by 8.7% as a result of the earnings increase and the Corporation's capital management stock buyback program. This performance was achieved during a recession prone environment that witnessed unprecedented interest rate moves by the Federal Reserve.

Asset growth was concentrated in our targeted loan product lines that helped grow the loan portfolio by 12.4% to over $193,000,000. Loan quality continues to be monitored by the Board in its efforts to maintain high credit quality assets that can weather an economic downturn. Other factors contributing to asset growth was the completion of our LaPlata branch office in the fourth quarter. The new banking center provides excellent positioning in the market and increases the visibility of the franchise to potential customers.

Deposit growth during the year exceeded 9.1% to $183,000,000 with an impressive growth of 41.5% in noninterest bearing deposits. Community Bank continues to successfully compete for market share in our high growth market of southern Maryland. To further advance our market share, a new facility was opened in Charlotte Hall, Maryland that provides a strategic chain of facilities in our major growth markets. Completion of the permanent building should occur in the second quarter of the year. To offset the added expense of these facilities, a low volume satellite branch was closed during the year.

The 6.4% growth rate in earnings performance during the year was attributed to several factors. The first was the position of the deposit and borrowing portfolio to the short end of the interest rate curve. This allowed substantial reductions in cost that tracked the reduction in revenue as rates fell during the year. Secondly, asset growth absorbed the repayments from the investment portfolio and increased marginal yields. The high volume of mortgage refinancing provided our residential lending department with significant earnings as the loans were sold into the secondary market.

The new year will see a replacement of the core data system of the bank and enhanced product development. This is an ambitious project and will consume considerable human resources. This conversion is necessary to provide a state of the art data platform to serve our growing customer base. As we move forward, our shareholders continue to gain from a cash dividend increase of $.10 per share to $.50 per share, a 25% increase over the previous level.

Your management and Board of Directors appreciate the support of our shareholder base and are committed to enhancing their franchise value while serving the needs of our many communities in southern Maryland.

Yours truly,

Michael L. Middleton

Michael L. Middleton
President and Chairman

Executive Offices ◦ P.O. Box 38 ◦ Waldorf, Maryland 20604-0038 ◦ 301-843-0854 ◦ (FAX) 301-843-3625

Selected Financial Data

The following table presents consolidated selected financial data for the Company and its subsidiaries for each of the periods indicated. Dividends and earnings per share have been adjusted to give retroactive effect to stock splits and stock dividends accounted for as stock splits.

	Year Ended December 31,				
	2001	2000	1999	1998	1997
	(Dollars in thousands except per share data)				
Operations Data:					
Net Interest Income	$ 9,757	$ 8,862	$ 8,412	$ 8,125	$ 7,616
Provision for Loan Losses	360	360	240	240	240
Noninterest Income	1,402	1,373	1,271	1,421	931
Noninterest Expense	6,995	6,332	6,276	5,467	4,877
Net Income	2,486	2,336	2,153	2,382	2,057
Share Data:					
Basic Net Income Per Common Share	$ 3.24	$ 2.98	$ 2.75	$ 3.00	$ 2.53
Diluted Net Income Per Common Share	3.11	2.85	2.59	2.79	2.37
Cash Dividends Paid Per Common Share	0.40	0.30	0.20	0.125	0.10
Weighted Average Common Shares Outstanding:					
Basic	766,927	784,605	782,950	793,458	811,694
Diluted	798,787	821,139	832,283	853,145	867,503
Financial Condition Data:					
Total Assets	$ 261,957	$ 248,339	$ 222,897	$ 206,863	$ 191,188
Loans Receivable, Net	193,450	172,090	146,710	132,646	121,867
Total Deposits	183,117	167,806	155,742	151,815	142,276
Long and Short Term Debt	50,463	54,951	44,798	33,434	29,202
Total Stockholders' Equity	25,586	23,430	21,115	20,975	19,086
Performance Ratios:					
Return on Average Assets	0.97%	1.00%	1.00%	1.20%	1.13%
Return on Average Equity	10.09	10.65	10.23	11.87	11.53
Net Interest Margin	4.02	3.98	4.11	4.21	4.21
Efficiency Ratio	62.68	61.86	64.81	57.27	57.07
Dividend Payout Ratio	12.44	10.13	7.29	4.10	3.62
Capital Ratios:					
Average Equity to Average Assets	9.64%	9.37%	9.79%	10.10%	9.79%
Leverage Ratio	9.64	9.61	9.86	10.28	9.68
Total Risk-Based Capital Ratio	14.08	13.53	17.23	18.27	17.38
Asset Quality Ratios:					
Allowance for Loan Losses to Total Loans	1.16%	1.10%	1.11%	1.14%	1.05%
Nonperforming Loans to Total Loans	0.12	0.06	0.26	0.34	0.26
Allowance for Loan Losses to Nonperforming Loans	996.07	1770.55	424.94	331.18	404.32
Net Charge-offs to Average Loans	0.01	0.05	0.09	0.01	0.04

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

Since its conversion to a commercial bank charter in 1997, the Bank has sought to increase total assets as well as the percentage of assets represented by certain targeted loan types. The Bank feels that its ability to offer fast, flexible and local decision-making in the commercial, commercial real estate, and consumer loan areas will continue to attract significant new loans and spur asset growth. Since December 31, 1997, total loan assets have increased by $71 million or 58.7%, with increases concentrated in commercial real estate, commercial, and consumer lending. The Bank's local focus and targeted marketing is also directed towards increasing its balances of consumer and business deposit accounts such as interest-bearing and noninterest bearing checking accounts, money market accounts, and other transaction-oriented accounts. The Bank believes that increases in these account types will lessen the Bank's dependence on time deposits such as certificates of deposit to fund loan growth.

For the year 2001, the Company earned $2.5 million, an increase of $149 thousand, or 6.4%, over 2000. Earnings were positively affected by the Bank's continued success in building its loan portfolio while controlling its non-performing loans. The significantly lower interest rate environment positively affected the Bank's ability to earn noninterest income in certain areas. Noninterest expense increased by 10.5% primarily in increased expenses for marketing, occupancy, and other expenses.

Forward-Looking Statements

When used in this discussion and elsewhere in this Annual Report on Form 10-K, the words or phrases "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "project" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. The Company cautions readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made, and to advise readers that various factors, including regional and national economic conditions, unfavorable judicial decisions, substantial changes in levels of market interest rates, credit and other risks of lending and investment activities and competitive and regulatory factors could affect the Company's financial performance and could cause the Company's actual results for future periods to differ materially from those anticipated or projected.

The Company does not undertake and specifically disclaims any obligation to update any forward-looking statements to reflect occurrence of anticipated or unanticipated events or circumstances after the date of such statements.

Comparison of Results of Operations For the Years Ended December 31, 2001, 2000 and 1999

General. For the year ended December 31, 2001, the Company reported consolidated net income of $2,485,535 ($3.24 basic and $3.11 fully diluted earnings per share) compared to consolidated net income of $2,336,196 ($2.98 basic and $2.85 fully diluted earnings per share) for the year ended December 31, 2000, and consolidated net income of $2,153,490 ($2.75 basic and $2.59 fully diluted earnings per share) for the year ended December 31, 1999. The increase in net income for 2001 compared to 2000 was attributable to several factors including growth in net interest income and improved noninterest income. These positive developments were partially offset by increases in noninterest expenses and income tax expenses. For the year ended December 31, 2001, net interest income was $9,756,865 compared to $8,862,072 for the year ended December 31, 2000, an increase of $894,793 or 10.1%. The Company also increased total noninterest income to $1,401,520 in 2001 from $1,372,928 in 2000, an increase of $28,532 or 2.1%. Noninterest expenses increased to $6,994,500 for the year ended December 31, 2001, compared to $6,331,864 an increase of $662,636 or 10.5%. Income before income taxes increased to $3,803,885 for the year ended December 31, 2001, compared to $3,543,196 for the year ended December 31, 2000, an increase of $260,689 or 7.4%. Income tax expense for 2001 increased to $1,318,350 from $1,207,000 for the year ended December 31, 2000.

For the year ended December 31, 2000, net interest income was $8,862,072 compared to $8,412,151 for the year ended December 31, 1999, an increase of $449,921 or 5.4%. This increase was partially offset by an increase in the provision for loan losses to $360,000 for the year ended December 31, 2000 compared to $240,000 for 1999, an increase of $120,000 or 50%. The Company also increased total noninterest income to $1,372,928 in 2000 from $1,271,464 in 1999, an increase of $101,524 or 8.0%. Noninterest expenses increased to $6,331,864 for the year ended December 31, 2000, compared to $6,276,125 an increase of $55,739 or 0.9%. Income before income taxes increased to $3,543,196 for the year ended December 31, 2000, compared to $3,167,490 for the year ended December 31, 1999, an increase of $375,706 or 11.9%.

Net Interest Income. The primary component of the Company's net income is its net interest income which is the difference between income earned on assets and interest paid on the deposits and borrowings used to fund them. Net interest income is determined by the spread between the yields earned on the Company's interest-earning assets and the rates paid on interest-bearing liabilities as well as the relative amounts of such assets and liabilities. Net interest income, divided by average interest-earning assets, represents the Company's net interest margin.

Consolidated net interest income for the year ended December 31, 2001 was $9,756,865 compared to $8,862,072 for the year ended December 31, 2000 and $8,412,151 for the year ended December 31, 1999. The $894,793 increase in the most recent year was due to an increase of $225,114 in interest income combined with a decrease of $669,679 in interest expense for the same period. For the year ended December 31, 2000 compared to the prior year, interest income increased by $2,436.232 partially offset by an increase in expense of $1,986,311. Changes in the components of net interest income due to changes in average balances of assets and liabilities compared to changes in net interest income caused by changes in interest rates are presented in the rate volume analysis below.

During 2001, the Company's interest rate spread increased slightly because; the Bank was able to decrease the amount and relative share of its assets devoted to investments and move these assets into higher yielding loans. The Bank was also able to continue its shift from lower yielding loan types to higher yielding loan types. The Bank was able to cut costs on borrowing and deposit costs commensurate with decreases in loan rates, and the Bank was able to increase the share of its funding provided by deposits as opposed to borrowings.

The following table presents information on the average balances of the Company's interest-earning assets and interest-bearing liabilities and interest earned or paid thereon for the past three fiscal years. Average balances are computed on the basis of month-end balances.

	For the Year Ended December 31,								
	2001			2000			1999		
	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost
	(Dollars in thousands)								
Interest-earning assets:									
Loan portfolio [1]	$ 184,370	$ 15,223	8.26%	$ 159,989	$ 13,950	8.72%	$ 138,140	$ 11,563	8.37%
Cash and investment securities	58,276	3,291	5.65	62,673	4,340	6.92	66,379	4,290	6.46
Total interest-earning assets	242,646	18,514	7.63	222,662	18,290	8.21	204,519	15,853	7.75
Interest-bearing liabilities:									
Savings deposits and escrow	$ 175,919	$ 5,935	3.37%	$ 160,324	$ 6,315	3.94%	$ 154,699	$ 5,529	3.59%
FHLB advances and other borrowings	52,387	2,822	5.39	49,664	3,113	6.26	35,859	1,912	5.33
Total interest-bearing liabilities	$ 228,306	8,757	3.84	$ 209,988	9,428	4.49	$ 190,558	7,441	3.92
Net interest income		$ 9,757			$ 8,862			$ 8,412	
Interest rate spread			3.79%			3.72%			3.83%
Net yield on interest-earning assets			4.02%			3.98%			4.11%
Ratio of average interest-earning assets to average interest-bearing liabilities			106.3%			106.0%			107.3%

[1] Average balance includes non-accrual loans.

The table below sets forth certain information regarding changes in interest income and interest expense of the Bank for the periods indicated. For each category of interest-earning asset and interest-bearing liability, information is provided on changes attributable to: (1) changes in volume (changes in volume multiplied by old rate); and (2) changes in rate (changes in rate multiplied by old volume). Changes in rate-volume (changes in rate multiplied by the change in volume) have been allocated to changes due to volume.

	Year Ended December 31,					
	2001 vs. 2000			2000 vs. 1999		
	Increase (Decrease) Due to			Increase (Decrease) Due to		
	Volume	Rate	Total	Volume	Rate	Total
	(In thousands)					
Interest income:						
Loan portfolio	$ 2,126	$ (853)	$ 1,273	$ 1,905	$ 482	$ 2,387
Interest-earning cash and investment portfolio	(304)	(744)	(1,048)	(257)	306	49
Total interest-earning assets	$ 1,822	$ (1,597)	$ 225	$ 1,648	$ 788	$ 2,436
Interest expense:						
Savings deposits and escrow	$ 614	$ (993)	$ (379)	$ 222	$ 564	$ 786
FHLB advances and other borrowings	170	(460)	(290)	864	336	1,200
Total interest-bearing liabilities	$ 784	$ (1,453)	$ (669)	$ 1,086	$ 900	$ 1,986

Provision for Loan Losses. Provision for loan losses for the year ended December 31, 2001 was $360,000 compared to $360,000 and $240,000 for December 31, 2000 and 1999. The higher provision for loan losses in 2001 and 2000 is reflective of the increases in the size of the Bank's loan portfolio as well as increased emphasis on certain loan types which have inherently higher credit risks than residential first mortgage lending. At December 31, 2001 the allowance for loan loss equaled 996% of non-accrual and past due loans compared to 1,771% and 425% at December 31, 2000 and 1999, respectively. During the year ended December 31, 2001, the Company recorded net charge-offs of $8 thousand (0.004% of average loans) compared to $83 thousand (0.05% of average loans) and $127 thousand (0.09% of average loans) in net charge-offs during the years ended December 31, 2000 and 1999.

Noninterest Income. Noninterest income increased to $1,401,520 for the year ended December 31, 2001 compared to $1,372,988, for the prior year, an increase of 2.1%. Noninterest income for the year ended December 31, 2000 represented an increase of 8.0% from the December 31, 1999 total of $1,271,464. Changes in noninterest income over the past three years have been the result of wide fluctuations in certain noninterest income categories, (gain on sale of loans, gain on sale of investments, loan fees) and an increase in service charges from 1999 to 2000. Gain on sale of investments increased to $184,704 in 2000 from a loss of $605 in 1999. In 2001, the Company had no investment sales or income from sales. Gain on sale of loans held for sale has been highly variable reflecting the overall interest rate environment. As rates decrease, the Bank's volume of mortgage lending which is fixed rate increases, which in turn provides a higher volume of loan sales and gains. Mortgage interest rates moved higher in 2000 from 1999 levels which caused a decreased gain on sales of mortgage loans to $85,716 in 2000, down from $238,215 in 1999. In 2001, interest rates decreased from 2000 levels and income from gain on sale of mortgage loans increased to $187,304. In percentage terms gain on sale of loans held for sale fell 64% from 1999 to 2000 and increased by 119% from 2000 to 2001. Loan appraisal, credit and miscellaneous charges followed a similar pattern, these charges decreased from $182,494 in 1999 to $76,326 in 2000, a decrease of 58.2%. From 2000 to 2001, these charges increased to $226,641 an increase of 196.9%. Service charges and fees are primarily generated by the Bank's ability to attract and retain transaction-based deposit accounts. Service charges and fees declined slightly to $953,496 for the year ended December 31, 2001 as compared to $996,884 and $811,991 in the two prior years. The decrease for the year ended December 31, 2001 from the prior year was $43,388, or 4.4% while the increase for the year ended December 31, 1999 from the prior year was $184,893, or 22.8%. The Company hopes to increase its service charge and fee revenues in the future by increasing the level of transaction-based accounts. Finally, other noninterest income declined slightly from 1999 to 2000 and increased from 2000 to 2001. For the year ended December 31, 2001, other noninterest income was $34,079, an increase from the prior year total of $29,358.

Noninterest Expenses. Noninterest expenses for the year ended December 31, 2001 totaled $6,994,500, an increase of $662,636 or 10.5% from the prior year. Salary and employee benefits increased by 4.9% to $3,821,330 for the year ended December 31, 2001 compared to $3,643,865 for the prior year. The small increase reflects a stabilization in the size of the Company's workforce, an effort by management to control certain discretionary employee costs such as the cost of the Company's Employee Stock Ownership Plan ("ESOP") program and other measures. Occupancy expense increased to $689,575 compared to $615,809 and $540,667 in the two prior years. This increase was due to certain needed repairs and maintenance at several of the Company's locations as well as the opening of the Charlotte Hall branch. ATM and deposit expenses decreased to $254,176 for the year 2001 from $340,534 and $287,178 for the prior two years. Data processing expense increased to $291,399 from the prior year total of $255,792, an increase of 13.9%. As discussed previously, the Bank intends to convert its core processing system in 2002 from its current provider. The Bank anticipates that this conversion will increase certain related costs including data processing and other costs above 2001 levels. The decrease in ATM and deposit expenses is reflective of certain operating changes made to decrease costs. The increase in data processing expense is reflective of the Company's additional transaction based deposit accounts and an increase in overall deposit volume. Advertising decreased from 2000 levels to $301,975 for the year ended December 31, 2001 compared to $246,619 and $280,044 in the two prior years. The Company anticipates that noninterest expense will increase during 2002 due to the opening of a new branch in the fourth quarter of 2001.

Income Tax Expense. During the year ended December 31, 2001, the Company recorded income tax expense of $1,318,350 compared to expenses of $1,207,000 and $1,014,000 in the two prior years. The Company's effective tax rates for the years ended December 31, 2001, 2000, and 1999 were 34.7%, 34.1% and 32.0%, respectively. The increase in the tax rate during 2001 was primarily attributable to an increase in the state income tax burden. In 2000 and 1999, taxes were substantially reduced because income earned on investment securities held by the Bank's passive investment corporation subsidiary, Tri-County Investment Corporation ("TCIC"), was not subject to state income tax. In the current year, reductions in the assets invested in TCIC as well as the interest rate earned on these investments have reduced the amount of income sheltered from state income tax, increasing the effective tax rate.

Comparison of Financial Condition at December 31, 2001 and 2000

The Company's total assets increased $13,617,834, or 5.5%, to $261,957,290 as of December 31, 2001 from $248,339,456 at December 31, 2000. The increase in assets was primarily due to an increase in the loan portfolio which grew to $193,450,011 at December 31, 2001 from $172,090,088 at December 31, 2000. The increase in the loan portfolio were concentrated in the loan types targeted by management in its long-term business plan to increase the financial performance of the Company. The Company experienced its greatest loan growth in the commercial mortgage loan portfolio which grew $23,390,780 or 55.4% during 2001 to $65,616,917. Commercial mortgages constituted 33.4% of total loans at December 31, 2001. The Company also registered strong growth in its commercial loan portfolios which grew 23%. Although residential first mortgage lending continues to be a major portion of the Company's loan portfolio, it has declined as a percentage of the loan portfolio from 38.9% at December 31, 2000 to 31.3% at December 31, 2001, while decreasing in dollar terms for the same period to $61,429,647 from $67,975,177 at December 31, 2000.

Investments and interest-bearing deposits totaled $54,676,804 at December 31, 2001 compared to $67,586,227 for December 31, 2000. The decrease of $12,909,423, or 19.1%, is the result of principal paydowns on the portfolio, which increased over the prior year due to the lower interest rate environment. The principal paydowns were partially offset by increased market values of securities and earnings on the portfolio. Management expects that the investment portfolio will continue to be a smaller portion of the Bank's asset composition as the Company will use principal paydowns and calls to increase the size of its loan portfolio.

Premises and equipment increased $937,417 primarily due to upgrades of computer equipment and offices, the opening of an additional branch, and the relocation of one branch from leased premises to a Bank-owned facility. Other assets increased $863 thousand primarily due to an increase in certain prepaid tax accounts. Foreclosed real estate increased primarily as the result of the single large development loan discussed previously being acquired by deed in lieu of foreclosure.

Deposits increased to $183,116,534 at December 31, 2001 compared to $167,805,999 for the prior year. The total increase of 9.1% was concentrated in certain transaction-based account types. Noninterest-bearing demand deposits increased to $17,738,065 at December 31, 2001 from the prior year's total of $12,537,649, an increase of $5,200,416, or 41.5%. Interest-bearing demand deposits increased to $20,842,088 at year end compared with $20,551,420, an increase of $290,668, or 1.4%. Money market deposits increased to $53,807,885 at December 31, 2001 from $44,965,316 at December 31, 2000 for the prior year end, an increase of $8,842,569, or 19.7%. Savings deposits increased by $1,815,057 or 9.8% to $20,367,634 from $18,552,577. These increases in deposit balances were offset by declines in certificates of deposit to $70,360,762 from $71,199,037 a decrease of $838,275, or 1.2%.

The Company used the increases in deposits coupled with shifting assets from the investment portfolio to fund growth in the loan portfolio. The Company also decreased overall borrowings and shifted most short term borrowings into longer term debt to attempt to lock in lower interest rates during 2001. Short term borrowings declined to $1,813,317 from $13,550,903, a decline of $11,737,586 or 86.6%. Long-term debt increased to $48,650,000 from $41,400,000, a decline of $7,250,000 or 17.5%.

The Company experienced a $2,156,636, or 9.2%, increase in stockholders' equity for the year ended December 31, 2001. The increase in stockholders' equity was attributable to the retention of earnings from the period less cash dividends combined with comprehensive income of $670,442, option exercises and smaller amounts of ESOP activity. These increases in equity were partially offset by repurchases of common stock totaling $673,920.

Asset/Liability Management

Net interest income, the primary component of the Company's net income, arises from the difference between the yield on interest-earning assets and the cost of interest-bearing liabilities and the relative amounts of such assets and liabilities. The Company manages its assets and liabilities by coordinating the levels of and gap between interest-rate sensitive assets and liabilities to control changes in net interest income and in the economic value of its equity despite changes in market interest rates.

Among other tools used to monitor interest rate risk is a "gap" report which measures the dollar difference between the amount of interest-earning assets and interest-bearing liabilities subject to repricing within a given time period. Generally, during a period of rising interest rates, a negative gap position would adversely affect net interest income, while a positive gap would result in an increase in net interest income, while, conversely, during a period of falling interest rates, a negative gap would result in an increase in net interest income and a positive gap would adversely affect net interest income. The following sets forth the Bank's interest rate sensitivity at December 31, 2001:

	0-3 Months	Over 3 to 12 Months	Over 1 through 5 Years	Over 5 Years
	(amounts in thousands)			
Assets:				
Cash and due from banks	$ 693	$ --	$ --	$ --
Interest-bearing deposits	7,678	--	--	--
Securities	8,137	7,804	15,617	12,405
Loans held for sale	2,354	--	--	--
Loans	43,715	19,887	58,120	74,767
Total Assets	$ 62,577	$ 27,691	$ 73,737	$ 87,172
Liabilities:				
Noninterest bearing deposits	$ 17,738	$ --	$ --	$ --
Interest-bearing demand deposits	20,842	--	--	--
Money Market Deposits	53,808	--	--	--
Savings	20,368	--	--	--
Certificates of Deposit	18,573	24,285	27,503	--
Short-term debt	1,813	--	--	--
Long-term debt	--	6,400	17,250	25,000
Total Liabilities	$ 133,142	$ 30,685	$ 44,753	$ 25,000
Gap	$ (70,565)	$ (2,993)	$ 28,984	$ 62,172
Cumulative Gap	$ (70,565)	$ (73,558)	$ (44,574)	$ 17,598
Cumulative Gap as % of total assets	(26.94)%	(28.08)%	(17.02)%	6.72%

The foregoing analysis assumes that the Bank's assets and liabilities move with rates at their earliest repricing opportunities based on final maturity. Mortgage-backed securities are assumed to mature during the period in which they are estimated to prepay and it is assumed that loans and other securities are not called prior to maturity. Certificates of deposit and IRA accounts are presumed to reprice at maturity. NOW and savings accounts are assumed to reprice within three months although it is the Company's experience that such accounts may be less sensitive to changes in market rates.

Liquidity and Capital Resources

The Company currently has no business other than that of the Bank and does not currently have any material funding commitments. The Company's principal sources of liquidity are cash on hand and dividends received from the Bank. The Bank is subject to various regulatory restrictions on the payment of dividends.

The Bank's principal sources of funds for investments and operations are net income, deposits from its primary market area, principal and interest payments on loans, interest received on investment securities and proceeds from maturing investment securities. Its principal funding commitments are for the origination or purchase of loans and the payment of maturing deposits. Deposits are considered the primary source of funds supporting the Bank's lending and investment activities. The Bank also uses borrowings from the FHLB of Atlanta to supplement deposits. The amount of FHLB advances available to the Bank is limited to the lower of 35% of Bank assets or the amount supportable by eligible collateral including FHLB stock, current residential first mortgage loans, and certain securities.

The Bank's most liquid assets are cash, cash equivalents, and interest-bearing deposits which are comprised of cash on hand, amounts due from financial institutions, and interest-bearing deposits. The levels of such assets are dependent on the Bank's operating financing and investment activities at any given time. The variations in levels of cash and cash equivalents are influenced by deposit flows and anticipated future deposit flows.

Cash, cash equivalents, and interest-bearing deposits as of December 31, 2001, totaled $8,371,597, an increase of $1,750,466 (26.44%) from the December 31, 2000 total of $6,621,131. This increase was primarily in interest-bearing deposits at other financial institutions which totaled $7,678,158 at December 31, 2001 compared to $5,975,314 at the end of 2000. Cash on hand increased to $693,439 from $645,817 at December 31, 2000.

The Company's principal sources of cash flows are its financing activities including deposits and borrowings and issuances of shares on the exercise of stock options or allocations of shares to participant accounts in the ESOP. During the year 2001, financing activities provided $9.8 million in cash compared to $21.6 million during 2000 and $14.6 million during 1999. The decrease in cash flows from financing activities during the most recent period was principally due to a decrease in long and short-term borrowing activities. During 2001, net activity in short –term borrowing was a decline of $11.7 million as compared to an increase of $152 thousand in 2000. Net activity in long term borrowings, proceeds from borrowings minus principal payments provided a net of $7.3 million in 2001 compared to $10 million in 2000. These declines in cash flow from borrowing activities was partially offset by an increase in deposit funding growth. In the year ended 2000, net deposit growth was $12.0 million, while in 2001 net deposit growth was $15.3 million. The Company also receives cash from its operating activities which provided $5.0 million in cash during 2001, compared to cash flows of $4.1 million and $4.4 million during 2000 and 1999, respectively. The increase in operating cash flows during 2001 was primarily due to higher sales of loans originated for resale.

The Company's principal use of cash has been in investing activities including its investments in loans for portfolio, investment securities and other assets. During the year ended December 31, 2001, the Company used a total of $14.8 million in its investing activities compared to $28.5 million in 2000 and $16.5 million in 1999. The principal reason for the decline in cash used in investing activities was an increase in the excess of the proceeds of sales, redemptions, and principal reductions of investments over new purchases

Federal banking regulations require the Company and the Bank to maintain specified levels of capital. At December 31, 2001 the Company was in compliance with these requirements with a leverage ratio of 9.8%, a Tier 1 risk-based capital ratio of 12.8% and total risk-based capital ratio of 14.1%. At December 31, 2001, the Bank met the criteria for designation as a well-capitalized depository institution under FRB regulations.

Impact of Inflation and Changing Prices

The consolidated financial statements and notes thereto presented herein have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money over time due to inflation. Unlike most industrial companies, nearly all of the Company's assets and liabilities are monetary in mature. As a result, interest rates have a greater impact on the Company's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

TRI-COUNTY FINANCIAL CORPORATION


Portfolio Net Spread
9.00%
8.00%
7.00%
6.00%
5.00%
4.00%
3.00%
8.29%
8.15%
7.75%
8.21%
7.63%
4.37%
4.24%
3.92%
4.49%
3.79%
3.92%
3.91%
3.83%
3.72%
3.84%
1997
1998
1999
2000
2001
Weighted Average Rate Earned on Interest Earning Assets
Weighted Average Rate Paid on Interest Bearing Liabilities
Net Spread

TRI-COUNTY FINANCIAL CORPORATION

MEASURES OF PERFORMANCE


RETURN ON ASSETS
1.30%
1.20%
1.10%
1.00%
0.90%
0.80%
0.70%
0.60%
1.13%
1.20%
1.00%
1.00%
0.97%
1997
1998
1999
2000
2001


NET INCOME
$2,700,000
$2,500,000
$2,300,000
$2,100,000
$1,900,000
$1,700,000
$1,500,000
$2,057,204
$2,381,847
$2,153,490
$2,336,196
$2,485,535
1997
1998
1999
2000
2001

Tri-County Financial Corporation

Board of Directors





Michael L. Middleton
President and
Chairman of the Board



C. Marie Brown
Executive Vice President
Chief Operating Officer



H. Beaman Smith
Secretary/Treasurer
President
Accoware Systems



W. Edelen Gough, Jr.
Senior Vice President
Retired



Herbert N. Redmond, Jr.
Senior Vice President
D.H. Steffens Company



Louis P. Jenkins, Jr.
Partner
Louis P. Jenkins, P.A.



Catherine A. Askey
Member Owner
Askey Askey & Associates, CPA LLC

Community Bank of Tri-County

Corporate Management Team





Michael L. Middleton
President and
Chairman of the Board



C. Marie Brown
Executive Vice President
Chief Operating Officer



Gregory C. Cockerham
Executive Vice President
Chief Lending Officer



William J. Pasenelli
Executive Vice President
Chief Financial Officer



David D. Vaira
Vice President
Controller



John H. Buckmaster
Vice President
Commercial Loan Officer



Paige Watkins
Vice President
Residential Lending



David Sjogren
Compliance Officer

Community Bank of Tri-County

Senior Management Team





Michael L. Middleton
President and
Chairman of the Board



C. Marie Brown
Executive Vice President
Chief Operating Officer



Gregory C. Cockerham
Executive Vice President
Chief Lending Officer



William J. Pasenelli
Executive Vice President
Chief Financial Officer



Christy Lombardi
Shareholder Relations

TRI-COUNTY FINANCIAL CORPORATION

REPORT ON AUDITS OF
CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED
DECEMBER 31, 2001, 2000, AND 1999

TABLE OF CONTENTS

INDEPENDENT AUDITORS' REPORT	
CONSOLIDATED FINANCIAL STATEMENTS	Page
Balance Sheets	4
Statements of Income	5
Statements of Changes in Stockholders' Equity	6
Statements of Cash Flows	7 - 8
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	9 - 32

STEGMAN
& COMPANY
CERTIFIED PUBLIC ACCOUNTANTS AND
MANAGEMENT CONSULTANTS SINCE 1915

Stockholders and Board of Directors
Tri-County Financial Corporation

We have audited the accompanying consolidated balance sheets of Tri-County Financial Corporation as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Tri-County Financial Corporation as of December 31, 2001 and 2000, and the results of its operations and cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Stegman & Company

Baltimore, Maryland
March 6, 2002

Suite 200, 405 East Joppa Road Baltimore, Maryland 21286 ◦ 410-823-8000 ◦ 1-800-686-3883 ◦ Fax: 410-296-4815
◦ www.stegman.com ◦

TRI-COUNTY FINANCIAL CORPORATION

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2001 AND 2000

ASSETS

	2001	2000
Cash and due from banks	$ 693,439	$ 645,817
Interest-bearing deposits with banks	7,678,158	5,975,314
Investment securities available for sale - at fair value	41,673,742	56,860,996
Investment securities held to maturity - at amortized cost	2,289,354	1,714,367
Stock in Federal Home Loan Bank and Federal Reserve Bank - at cost	3,035,550	3,035,550
Loans held for sale	2,354,315	355,000
Loans receivable - net of allowance for loan losses of $2,281,581 and $1,929,531, respectively	193,450,011	172,090,088
Premises and equipment, net	5,432,848	4,495,431
Foreclosed real estate	1,800,569	176,626
Accrued interest receivable	1,049,401	1,353,658
Other assets	2,499,903	1,636,609
TOTAL ASSETS	$ 261,957,290	$ 248,339,456

LIABILITIES AND STOCKHOLDERS' EQUITY

	2001	2000
LIABILITIES:		
Noninterest-bearing deposits	$ 17,738,165	$ 12,537,649
Interest-bearing deposits	165,378,369	155,268,350
Total deposits	183,116,534	167,805,999
Short-term borrowings	1,813,317	13,550,903
Long-term debt	48,650,000	41,400,000
Accrued expenses and other liabilities	2,790,981	2,152,732
Total liabilities	236,370,832	224,909,634
STOCKHOLDERS' EQUITY:		
Common stock - par value $.01; authorized - 15,000,000 shares; issued 756,805 and 777,680 shares, respectively	7,568	7,777
Surplus	7,545,590	7,500,865
Retained earnings	17,678,367	16,175,708
Accumulated other comprehensive income	555,513	(114,929)
Unearned ESOP shares	(200,580)	(139,599)
Total stockholders' equity	25,586,458	23,429,822
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 261,957,290	$ 248,339,456

See notes to consolidated financial statements

TRI-COUNTY FINANCIAL CORPORATION

CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2001, 2000, AND 1999

	2001	2000	1999
INTEREST INCOME:			
Interest and fees on loans	$ 15,223,463	$ 13,950,200	$ 11,562,846
Taxable interest and dividends on investment securites	3,215,164	4,237,326	4,197,132
Interest on bank deposits	76,049	102,036	93,352
Total interest income	18,514,676	18,289,562	15,853,330
INTEREST EXPENSE:			
Interest on deposits	5,935,478	6,314,871	5,528,672
Interest on short term borrowings	259,558	1,418,146	1,410,863
Interest on long term debt	2,562,775	1,694,473	501,644
Total interest expenses	8,757,811	9,427,490	7,441,179
NET INTEREST INCOME	9,756,865	8,862,072	8,412,151
PROVISION FOR LOAN LOSSES	360,000	360,000	240,000
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	9,396,865	8,502,072	8,172,151
NONINTEREST INCOME:			
Loan appraisal, credit, and miscellaneous charges	226,641	76,326	182,494
Net gain on sale of loans held for sale	187,304	85,716	238,215
Net gain (loss) on sales of investment securities	-	184,704	(605)
Service charges	953,496	996,884	811,991
Other	34,079	29,358	39,369
Total noninterest income	1,401,520	1,372,988	1,271,464
NONINTEREST EXPENSE:			
Salary and employee benefits	3,821,330	3,643,865	3,600,119
Occupancy expense	689,575	615,809	540,667
ATM and deposit expenses	254,176	340,532	287,178
Advertising	301,975	246,619	280,044
Data processing expense	291,399	255,792	215,227
Depreciation of furniture, fixtures, and equipment	263,535	241,714	231,240
Other expenses	1,372,510	987,533	1,121,650
Total noninterest expenses	6,994,500	6,331,864	6,276,125
INCOME BEFORE INCOME TAXES	3,803,885	3,543,196	3,167,490
Income tax expense	1,318,350	1,207,000	1,014,000
NET INCOME	$ 2,485,535	$ 2,336,196	$ 2,153,490
INCOME PER COMMON SHARE			
Basic	$3.24	$2.98	$2.75
Diluted	3.11	2.85	2.59

See notes to consolidated financial statements

TRI-COUNTY FINANCIAL CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2001, 2000, AND 1999

	Common Stock	Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Unearned ESOP Shares	Total
BALANCES, JANUARY 1, 1999	$7,893	$7,309,901	$13,215,770	$ 648,614	$(206,883)	$20,975,295
Comprehensive income:						
Net Income	-	-	2,153,490	-	-	2,153,490
Unrealized gains on investment securities net of tax of $770,187				(1,367,112)		(1,367,112)
Total comprehensive income						786,378
Cash dividend $0.20 per share	-	-	(157,034)	-	-	(157,034)
Excess of fair market value over cost of leveraged ESOP shares released	-	11,401	-	-	-	11,401
Exercise of stock options	222	125,938	-	-	-	126,160
Repurchase of common stock	(248)	-	(656,902)	-	-	(657,150)
Net change in unearned ESOP shares	15	-	-	-	30,318	30,333
BALANCES, DECEMBER 31, 1999	$7,882	$7,447,240	$14,555,324	$ (718,498)	$(176,565)	$21,115,383
Comprehensive income:						
Net Income	-	-	2,336,196	-	-	2,336,196
Unrealized gains on investment securities net of tax of $310,083	-	-	-	603,569	-	603,569
Total comprehensive income						2,939,765
Cash dividend $0.30 per share	-	-	(236,595)	-	-	(236,595)
Excess of fair market value over cost of leveraged ESOP shares released	-	12,964	-	-	-	12,964
Exercise of stock options	50	40,661	-	-	-	40,711
Repurchase of common stock	(173)	-	(479,217)	-	-	(479,390)
Net change in unearned ESOP shares	18	-	-	-	36,966	36,984
BALANCES, DECEMBER 31, 2000	$7,777	$7,500,865	$16,175,708	$ (114,929)	$(139,599)	$23,429,822
Comprehensive income:						
Net Income	-	-	2,485,535	-	-	2,485,535
Unrealized gains on investment securities net of tax of $343,599	-	-	-	670,442	-	670,442
Total comprehensive income						3,155,977
Cash dividend $0.40 per share	-	-	(309,204)	-	-	(309,204)
Excess of fair market value over cost of leveraged ESOP shares released	-	12,964	-	-	-	12,964
Exercise of stock options	56	31,761	-	-	-	31,817
Repurchase of common stock	(248)	-	(673,672)			(673,920)
Net change in unearned ESOP shares	(17)	-	-	-	(60,981)	(60,998)
BALANCES, DECEMBER 31, 2001	$7,568	$7,545,590	$17,678,368	$ 555,513	$(200,580)	$25,586,458

TRI-COUNTY FINANCIAL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECMBER 31, 2001, 2000, AND 1999

	2001	2000	1999
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 2,485,535	$ 2,336,196	$ 2,153,490
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for loan losses	360,000	360,000	240,000
Depreciation and amortization	396,400	348,110	336,383
Net amortization of premium/discount on mortgage backed securities and investments	66,146	(86,909)	(236,443)
Deferred income tax benefit	(205,000)	(118,000)	(68,000)
Decrease (increase) in accrued interest receivable	304,257	(207,138)	183,585
Decrease in deferred loan fees	(18,131)	(31,732)	(122,180)
Increase in accrued expenses and other liabilities	638,249	911,013	690,273
Decrease (increase) in other assets	(1,006,157)	323,234	(276,747)
Loss (gain) on disposal of premises and equipment	(8,386)	-	3,256
(Gain) loss on sale of investment securities	-	(184,704)	605
Origination of loans held for sale	(9,752,097)	(1,966,774)	(9,268,298)
Proceeds from sale of loans held for sale	11,938,716	2,470,589	11,000,111
Gain on sales of loans held for sale	(187,304)	(85,716)	(238,215)
Net cash provided by operating activities	5,012,228	4,068,169	4,397,820
CASH FLOWS FROM INVESTING ACTIVITIES:			
Net increase (decrease) in interest-bearing deposits with banks	(1,702,844)	(2,912,035)	1,089,537
Purchase of investment securities available for sale	(29,410,447)	(18,235,337)	(74,254,708)
Proceeds from sale, redemption or principal payments of investment securities available for sale	45,549,859	19,212,629	71,673,801
Purchase of investment securities held to maturity	(1,345,703)	(893,649)	(1,697,520)
Proceeds from maturities or principal payments of investment securities held to maturity	770,717	1,128,333	1,890,569
Net purchase of FHLB and Federal Reserve stock	-	(747,850)	(282,350)
Loans originated or acquired	(96,149,353)	(70,415,720)	(62,475,059)
Principal collected on loans	70,448,931	44,707,731	48,239,092
Purchase of premises and equipment	(1,334,396)	(327,155)	(551,968)
Proceeds from disposal of premises and equipment	8,963	-	12,150
Acquisition of foreclosed real estate	(1,623,943)	-	(122,910)
Net cash used in investing activities	(14,788,216)	(28,483,053)	(16,479,366)

TRI-COUNTY FINANCIAL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
FOR THE YEARS ENDED DECMBER 31, 2001, 2000, AND 1999

	2001	2000	1999
CASH FLOWS FROM FINANCING ACTIVITIES:			
Net increase in deposits	$ 15,310,535	$ 12,064,199	$ 3,926,436
Net (decrease) increase in short-term borrowings	(11,737,586)	152,525	(3,539,504)
Dividends paid	(309,204)	(236,595)	(157,034)
Exercise of stock options	31,817	40,711	126,160
Net change in unearned ESOP shares	(48,033)	49,948	41,734
Repurchase of common stock	(673,920)	(479,391)	(657,150)
Proceeds from long-term borrowings	12,250,000	30,000,000	35,000,000
Payments of long-term borrowings	(5,000,000)	(20,000,000)	(20,096,450)
Net cash provided by financing activities	9,823,609	21,591,397	14,644,192
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	47,622	(2,823,487)	2,562,646
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	645,817	3,469,304	906,658
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 693,439	$ 645,817	$ 3,469,304

	2001	2000	1999
Supplementary cash flow information:			
Cash paid during the year for:			
Interest	$ 9,015,483	$ 8,737,746	$ 7,368,462
Income taxes	1,431,000	925,000	1,288,882
Noncash transfer from loans to foreclosed real estate	1,276,070		53,716

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Consolidation

The consolidated financial statements include the accounts of Tri-County Financial Corporation and its wholly owned subsidiary, Community Bank of Tri-County (the "Bank") and the Bank's wholly owned subsidiaries, Tri-County Investment Corporation and Community Mortgage Corporation of Tri-County (collectively, the "Company"). All significant intercompany balances and transactions have been eliminated in consolidation. The accounting and reporting policies of the Company conform with accounting principles generally accepted in the United States of America and to general practices within the banking industry. Certain reclassifications have been made to amounts previously reported to conform with classifications made in 2001.

Use of Estimates

In preparing consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, and the valuation of foreclosed real estate and deferred tax assets.

Nature of Operations

The Company, through its bank subsidiary, conducts full service commercial banking operations throughout the Southern Maryland area. Its primary financial deposit products are savings, transaction, and term certificate accounts. Its primary lending products are mortgage loans on residential, construction and commercial real estate and various types of consumer and commercial lending.

Significant Group Concentrations of Credit

Most of the Company's activities take place in the Southern Maryland area comprising St. Mary's, Charles, and Calvert counties. Note 2 discusses the types of securities the Company invests in. Note 3 discusses the type of lending that the Company engages in. The Company does not have any significant concentration to any one customer or industry.

Cash and Cash Equivalents

For purposes of the consolidated statements of cash flows, the Company considers all highly liquid debt instruments with original maturities when purchased of three months or less to be cash equivalents. These instruments are presented as cash and due from banks.

Investment Securities

Investment securities that are held principally for resale in the near term are classified as trading assets and are recorded at fair value with changes in fair value recorded in earnings. The Company had no trading assets during the periods presented. Debt securities that management has the positive intent and ability to hold to maturity are classified as "held- to-maturity" and recorded at amortized cost. Securities not classified as held to maturity or trading, including equity securities with readily determinable fair values are classified as "available-for-sale" and recorded at fair value, with unrealized gains and losses excluded from earnings and reported net of deferred taxes in other comprehensive income, a separate component of stockholders' equity.

Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. Gains and losses on the sales of securities are recorded on the trade date and are determined using the specific identification method.

The Company invests in Federal Home Loan Bank and Federal Reserve Bank stock which are considered restricted as to marketability.

Loans Held for Sale

Loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated fair value, in the aggregate. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income.

Loans Receivable

The Company grants mortgage, commercial, and consumer loans to customers. A substantial portion of the loan portfolio is represented by loans throughout Southern Maryland. The ability of the Company's debtors to honor their contracts is dependent upon the real estate and general economic conditions in this area.

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff generally are reported at their outstanding unpaid principal balances adjusted for charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the interest method.

The accrual of interest on mortgage and commercial loans is discontinued at the time the loan is 90 days delinquent unless the credit is well secured and in the process of collection. Consumer loans are charged-off no later than 120 days past due. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not collected from loans that are placed on nonaccrual or charged-off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes that the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance for loan loss consists of an allocated component and an unallocated component. The components of allowance for loan losses represent an estimation done pursuant to either SFAS No. 5 *"Accounting for Contingencies"*, or SFAS No. 114 *"Accounting by Creditors for Impairment of a Loan"*. The allocated component of the allowance for loan losses reflects expected losses resulting from analysis developed through specific credit allocations for individual loans and historical loss experience for each loan category. The specific credit allocations are based on a regular analysis of all loans over a fixed-dollar amount where the internal credit rating is at or below a predetermined classification. The historical loan loss element is determined statistically using a loss migration analysis that examines loss experience and the related internal gradings of loans charged-off. The loss migration analysis is performed quarterly and loss factors are updated regularly based on actual experience. The allocated component of the allowance for loan losses also includes management's determination of the amounts necessary for concentrations and changes in portfolio mix and volume.

The unallocated portion of the allowance is determined based on management's assessment of general economic conditions, as well as specific economic factors in the individual markets in which the Company operates. This determination inherently involves a higher risk of uncertainty and considers current risk factors that may not have yet manifested themselves in the Company's historical loss factors used to determine the allocated component of the allowance and it recognizes knowledge of the portfolio may be incomplete.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls are reviewed on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's observable market price, or the fair value of the collateral if the loan is collateral dependent. Large groups of smaller homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer and residential loans for impairment disclosures.

Mortgage Servicing Assets

Mortgage servicing assets are recognized as separate assets when rights are acquired through purchase or through sale of mortgages or mortgage servicing rights. Capitalized servicing rights are reported in other assets and are amortized into noninterest income in proportion to, and over the period of, the estimated future net servicing income of the underlying financial assets. Servicing assets are evaluated for impairment based upon the fair value of the rights as compared to amortized cost. Impairment is determined by stratifying rights by predominant characteristics, when available, such as interest rates and terms. Fair value is determined using prices for similar assets with similar characteristics, when available, or based upon discounted cash flows using market based assumptions. Impairment is recognized through a valuation allowance for an individual stratum, to the extent that fair value is less than the capitalized amount for the stratum.

Premises and Equipment

Land is carried at cost. Premises and equipment are carried at cost, less accumulated depreciation computed by the straight-line method over the estimated useful lives of the assets which are as follows:

Buildings and improvements	15 - 50 years
Furniture and equipment	3 - 15 years
Automobiles	5 years

Foreclosed Real Estate

Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in noninterest expense.

Income Taxes

The Company files a consolidated federal income tax return with its subsidiaries. Deferred tax assets and liabilities are determined using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws.

Earnings Per Share

Basic earnings per common share represents income available to common stockholders divided by the weighted average number of common shares outstanding during the period. Diluted earnings per share reflects additional common shares that would have been outstanding if potential dilutive common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Company relate solely to outstanding stock options, and are determined using the treasury stock method.

Stock-Based Compensation

Stock based compensation is recognized using the intrinsic value method. For disclosure purposes, pro forma net income and earnings per share effects are provided as if the fair value method had been applied.

New Accounting Standards

In July 2001, the Securities and Exchange Commission (the "SEC") issued Staff Accounting Bulletin ("SAB") No. 102, *Selected Loan Loss Allowance Methodology and Documentation Issues*. SAB 102 summarizes certain SEC views on the development, documentation, and application of a systematic methodology as required by Financial Reporting Release No. 28 for determining allowances for loan and lease losses in accordance with accounting principles generally accepted in the United States. In particular, the guidance focuses on the documentation the staff normally would expect registrants to prepare and maintain in support of their allowances for loan losses.

SAB 102 provides parallel guidance to the federal banking agencies guidance issued through the Federal Financial Institutions Examination Council as interagency guidance, "Policy Statement on Allowance for Loan and Lease Losses Methodologies and Documentation for Banks and Savings Institutions". The adoption of SAB 102 had no affect on the financial position or results of operations of the Company.

In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 141, *Business Combinations* and SFAS No. 142, *Goodwill and Other Intangible Assets*. SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 as well as all purchase method business combinations completed after June 30, 2001. SFAS 141 also specifies criteria that intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill. SFAS 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually in accordance with the provisions of Statement 142. Statement 142 also requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values and reviewed for impairment in accordance with SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of.* The provisions of SFAS Nos. 141 and 142 are effective for years beginning after July 1, 2001 and January 1, 2002, respectively. The adoption of SFAS No. 141 and 142 did not affect the financial position or results of operations of the Company.

In August 2001, the Financial Accounting Standards Board issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, which supersedes both SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets to be Disposed Of* and the accounting and reporting provisions of APB Opinion No. 30, *Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions* (Opinion 30), for the disposal of a segment of a business (as previously defined in that Opinion). SFAS No. 144 retains the fundamental provisions in SFAS No. 121 for recognizing and measuring impairment losses in long-lived assets held for use and long-lived assets to be disposed of by sale, while also resolving significant implementation issues associated with SFAS No. 121. The provisions of SFAS No. 144 are effective for years beginning after December 15, 2001. The adoption of SFAS No. 144 is not expected to affect the financial position or results of operations of the Company.

2. INVESTMENT SECURITIES

The amortized cost and estimated fair values of securities with gross unrealized losses and gains are:

	December 31, 2001			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Values
Securities available for sale				
Mutual Funds	$ 5,868,115	$ -	$ -	$ 5,868,115
Government Sposored Enterprises (GSE's)	-	-	-	-
Asset-backed securities issued by:				
GSE's	25,603,305	564,133	82,494	26,084,944
Other	8,846,200	147,777	516	8,993,461
Total debt securities available for sale	40,317,620	711,910	83,010	40,946,520
Corporate equity securities	509,010	218,212	-	727,222
Total securities available for sale	$ 40,826,630	$ 930,122	$ 83,010	$41,673,742
Securities held-to-maturity				
U.S. government obligations	$ 300,000	$ -	$ 500	$ 299,500
Other investments	1,989,354	-	-	1,989,354
Total securities held-to-maturity	$ 2,289,354	$ -	$ 500	$ 2,288,854

	December 31, 2000			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Values
Securities available for sale				
Mutual Funds	$ 753,116	$ -	$ -	$ 753,116
Government Sposored Enterprises (GSE's)	8,000,000	-	88,397	7,911,603
Asset-backed securities issued by:				
GSE's	30,894,088	139,721	456,854	30,576,955
Other	16,890,571	32,527	68,100	16,854,998
Total debt securities available for sale	56,537,775	172,248	613,351	56,096,672
Corporate equity securities	509,010	255,314	-	764,324
Total securities available for sale	$ 57,046,785	$ 427,562	$ 613,351	$56,860,996
Securities held-to-maturity				
U.S. government obligations	$ 200,000	$ -	$ -	$ 200,000
Other investments	1,514,367	-	-	1,514,367
Total securities held-to-maturity	$ 1,714,367	$ -	$ -	$ 1,714,367

At December 31, 2001 and 2000, U.S. Government obligations with a carrying value of $300,000 and $200,000, respectively, were pledged to secure public unit deposits and for other purposes required or permitted by law. In addition, at December 31, 2001 and 2000, certain other securities with a carrying value of $3,413,300 and $4,644,600 were pledged to secure certain deposits. At December 31, 2001, securities with a carrying value of $34,738,000 were pledged as collateral for advances from the Federal Home Loan Bank of Atlanta.

The scheduled maturities of securities at December 31, 2001 are as follows:

	Available for Sale		Held to Maturity	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Within one year	$ 5,868,115	$ 5,868,115	$ 1,277,724	$ 1,277,224
Over one year through five years	-	-	1,011,630	1,011,630
Over five years through ten years	-	-	-	-
	5,868,115	5,868,115	2,289,354	2,288,854
Mortgage-backed securities	34,449,505	35,078,405	-	-
	$40,317,620	$40,946,520	$ 2,289,354	$ 2,288,854

Proceeds from the sales of investment securities available for sale during 2001, 2000, and 1999 were $0, $186,900, and $200,000, respectively. Gross gains in the years ending December 31, 2001, 2000, and 1999 were $0, $184,704, and $0, respectively. Gross losses for the years ending December 31, 2001, 2000, and 1999 were $-0-, $0, and $605, respectively.

Asset-backed securities are comprised of mortgage-backed securities as well as mortgage derivative securities such as collateralized mortgage obligations and real estate mortgage investment conduits. In certain cases, the Bank will purchase securities of a single private issuer, defined as an issuer which is not a government or government sponsored entity, in total amounts in excess of 10% of stockholders' equity. The Bank only does so when satisfied that such concentrations pose no threat to the Bank's safety or soundness. The following summarizes securities positions and the quality of private issuers where those positions were in excess of 10% of stockholders' equity as of December 31, 2001 and 2000:

	2001		2000	
	Carrying Value	Moody's Rating	Carrying Value	Moody's Rating
Country Wide Home Loans	$ 2,043,415	AAA	$3,874,885	AAA
GE Capital Mortgage Services	4,570,638	AAA	5,733,391	AAA
	$ 6,614,053		$9,608,276	

3. LOANS RECEIVABLE

Loans receivable at December 31, 2001 and 2000 consist of the following:

	2001	2000
Commercial real estate	$ 65,616,917	$ 42,226,137
Residential real estate	61,429,647	67,975,177
Residential construction	18,136,008	17,301,263
Second mortgage loans	18,580,099	18,637,062
Lines of credit - commercial	18,539,209	15,046,074
Consumer loans	14,187,608	13,609,934
	196,489,488	174,795,647
Less:		
Deferred loan fees	757,896	776,028
Allowance for loan losses	2,281,581	1,929,531
	3,039,477	2,705,559
	$ 193,450,011	$172,090,088

The following table sets forth the activity in the allowance for loan losses:

	2001	2000	1999
Balance January 1,	$1,929,531	$1,653,290	$1,540,551
Add:			
Provision charged to operations	360,000	360,000	240,000
Recoveries	31,417	12,034	6,790
Less:			
Charge-offs	39,367	95,793	134,051
Balance, December 31	$2,281,581	$1,929,531	$1,653,290

No loans included within the scope of SFAS No. 114 were identified as being impaired at December 31, 2001 or 2000 and for the years then ended.

Loans on which the recognition of interest has been discontinued, which were not included within the scope of SFAS No. 114, amounted to approximately $280,000, $7,000, and $218,000 at

December 31, 2001, 2000, and 1999, respectively. If interest income had been recognized on nonaccrual loans at their stated rates during 2001, 2000, and 1999, interest income would have been increased by approximately $10,480, $913, and $27,000, respectively. No income was recognized for these loans in 2001, 2000 and 1999.

Included in loans receivable at December 31, 2001 and 2000, is $1,223,840 and $536,005 due from officers and directors of the Bank. Activity in loans outstanding to officers and directors is summarized as follows:

	2001	2000
Balance, beginning of year	$ 536,005	$ 1,379,274
Changes due to retirement or addition of directors net	-	(916,170)
New loans made during year	1,150,460	131,636
Repayments made during year	(462,625)	(58,735)
Balance, end of year	$1,223,840	$ 536,005

4. LOAN SERVICING

Loans serviced for others and not reflected in the balance sheets are $68,287,344 and $64,754,825 at December 31, 2001 and 2000, respectively. Servicing loans for others generally consists of collecting mortgage payments, maintaining escrow accounts, disbursing payments to investors and foreclosure processing. Loan servicing income is recorded on the accrual basis and includes servicing fees from investors and certain charges collected from borrowers, such as late payment fees. Mortgage servicing rights capitalized during 2001, 2000, and 1999 totaled $182,119, $45,365, and $142,201, respectively.

Amortization of mortgage servicing rights totaled $144,000, $144,000, and $103,097, respectively. Net servicing rights assets totaled $525,075, $486,956, and $585,591 at December 31, 2001, 2000, and 1999, respectively.

5. PREMISES AND EQUIPMENT

A summary of premises and equipment at December 31, 2001 and 2000 is as follows:

	2001	2000
Land	$ 1,731,941	$ 1,533,412
Building and improvements	3,642,101	3,011,967
Furniture and equipment	2,824,015	2,318,860
Automobiles	103,144	103,144
Total cost	8,301,201	6,967,383
Less accumulated depreciation	2,868,353	2,471,952
Premises and equipment, net	$ 5,432,848	$ 4,495,431

Certain bank facilities are leased under various operating leases. Rent expense was $242,387, $168,921, and $175,949 in 2001, 2000 and 1999, respectively. Future minimum rental commitments under noncancellable operating leases are as follows:

2002	$218,902
2003	196,853
2004	196,404
2005	195,955
2006	195,506
Thereafter	507,000
Total	$1,510,620

6. DEPOSITS

Deposits outstanding at December 31 consist of:

	2001	2000
Noninterest-bearing demand	$ 17,738,165	$ 12,537,649
Interest-bearing:		
Demand	20,842,088	20,551,420
Money market deposits	53,807,885	44,965,316
Savings	20,367,634	18,552,577
Certificates of deposit	70,360,762	71,199,037
Total interest-bearing	165,378,369	155,268,350
Total deposits	$183,116,534	$167,805,999

The aggregate amount of time deposits in denominations of $100,000 or more at December 31, 2001 and 2000 were $17,018,000 and $14,857,000, respectively.

At December 31, 2001, the scheduled maturities of time deposits are as follows:

2002	$42,857,583
2003	16,056,571
2004	7,259,541
2005	1,827,744
2006	2,359,323
	$70,360,762

7. LONG-TERM DEBT AND OTHER BORROWINGS

The Bank's long-term debt consists of advances from the Federal Home Loan Bank of Atlanta. The Bank classifies debt based upon original maturity, and does not reclassify debt to short term status during its life. These include fixed rate, adjustable rate, and convertible advances. The Bank's fixed rate, non-convertible, long-term debt of $8,250,000 at December 31, 2001 matures through 2006. The interest rates on fixed rate, non-convertible, long-term debt ranged from 1.125% to 5.43% at December 31, 2001 and 6.25% at December 31, 2000. At December 31, 2001 and 2000, the weighted average interest rates on fixed rate, non-convertible, long-term debt were 5.14% and 6.25%, respectively.

The Bank's fixed rate, convertible, long-term debt of $35,000,000 at December 31, 2000 matures through 2011. This debt is callable by the issuer, after an initial period ranging from six months to five years. These advances become callable on dates ranging from 2002 to 2005. Depending on the specific instrument, the instrument is callable either continuously after the initial period (Bermuda option) or only at the date ending the initial period (European). At December 31, 2001 and 2000 the interest rates on this debt ranged from 4.62% to 6.25% and 4.67% to 6.25%, respectively. At December 31, 2001 and 2000 the weighted average interest rates on fixed rate, convertible, long-term debt were 5.42% and 5.63%, respectively.

The Bank's adjustable rate, long-term debt at December 31, 2000 matures in 2002. This debt adjusts quarterly based upon a margin over the three month London Interbank Offer Rate ("LIBOR"). Margins range from 29 to 31 basis points. The debt has minimum interest rates ranging from 5.31% to 5.79%. The debt has maximum rates ranging from 7.50% to 7.81%. At December 31, 2001 and 2000, the interest rates on adjustable rate, long-term debt ranged from 5.31% to 5.79% and 6.94% to 6.96%, respectively. At December 31, 2001 and 2000, the weighted average rate on adjustable rate, long-term debt was 5.69% and 6.94%, respectively.

The contractual maturities of long-term debt are as follows:

	December 31, 2001				2000
	Fixed Rate	Adjustable Rate	Fixed Rate Covertible	Total	Total
Due in 2002	$ 1,000,000	$ 6,400,000	$ -	$ 7,400,000	$ 11,400,000
Due in 2003	88,000		10,000,000	10,088,000	
Due in 2004	88,000			88,000	5,000,000
Due in 2005	74,000			74,000	10,000,000
Due in 2006	7,000,000			7,000,000	
Thereafter	-	-	25,000,000	25,000,000	15,000,000
	$ 8,250,000	$ 6,400,000	$ 35,000,000	$ 49,650,000	$ 41,400,000

The Bank also has daily advances outstanding which are classified as short-term debt. These advances are repayable at the Bank's option at any time and reprice daily. These advances totaled $1,000,000 and $12,975,000 at December 31, 2001 and 2000, respectively. Average rates at December 31, 2001 and 2000 on this short-term debt were 1.83% and 6.35%, respectively.

Under the terms of an Agreement for Advances and Security Agreement with Blanket Floating Lien (the "Agreement"), the Company maintains eligible collateral consisting of 1 - 4 unit residential first mortgage loans, discounted at 75% of the unpaid principal balance, equal to 100% at December 31, 2000, of its total outstanding long and short term Federal Home Loan Bank advances. This amount was $65,169,000 at December 31, 2000. At December 31, 2000, the Bank also pledged its Federal Home Loan Bank stock of $2,961,300 and has securities with a carrying value of $50,646,000 eligible as collateral for these advances.

During 2001, the Bank entered into an addendum to the Agreement that expanded the types of eligible collateral under the Agreement to include certain commercial real estate loans. These loans are subject to eligibility rules, and collateral values are discounted at 50% of the unpaid loan principal balance. In addition, only 50% of total collateral for Federal Home Loan Bank advances may consist of commercial real estate loans. At December 31, 2001, the Bank had eligible collateral in its commercial real estate and residential portfolios to borrow up to approximately $78,000,000 from the Federal Home Loan Bank. In addition the Bank has pledged its Federal Home Loan Bank stock of $2,961,300 and securities with a carrying value of $34,738,000 as additional collateral for its advances.

Other short-term debt consists of notes payable to the U.S. Treasury, which are Federal treasury tax and loan deposits accepted by the Bank and remitted on demand to the Federal Reserve Bank. At December 31, 2001 and 2000, such borrowings were $813,317 and $575,903, respectively. The Bank pays interest on these balances at a slight discount to the federal funds rate. The notes are secured by investment securities with an amortized cost of approximately $786,700 and $912,535 at

December 31, 2001 and 2000, respectively.

8. INCOME TAXES

Income tax was as follows:

	2001	2000	1999
Current			
Federal	$1,409,350	$1,307,000	$ 973,000
State	114,000	18,000	109,000
	1,523,350	1,325,000	1,082,000
Deferred			
Federal	(168,000)	(97,000)	(56,000)
State	(37,000)	(21,000)	(12,000)
	(205,000)	(118,000)	(68,000)
Total Income Tax Expense	$1,318,350	$1,207,000	$1,014,000

Total income tax expense differed from the amounts computed by applying the federal income tax rate of 34% to income before income taxes as a result of the following:

	2001		2000		1999	
	Amount	Percent of Pre Tax Income	Amount	Percent of Pre Tax Income	Amount	Percent of Pre Tax Income
Expected income tax expense at federal tax rate	$1,293,321	34.0%	$ 1,205,000	34.0%	$ 1,077,000	34.0%
State taxes net of federal benefit	77,000	2.0%	-	0.0%	62,000	1.9%
Nondeductible expenses	5,233	0.1%	14,000	0.4%	14,000	0.4%
Deduction for stock options exercised	-	0.0%	-	0.0%	(90,000)	-2.9%
Other	(57,204)	-1.4%	(12,000)	-0.3%	(49,000)	-1.4%
	$1,318,350	34.7%	$ 1,207,000	34.1%	$ 1,014,000	32.0%

The net deferred tax assets in the accompanying balance sheets include the following components:

	2001	2000
Deferred tax assets:		
Deferred fees	$ 44,566	$ 48,073
Allowance for loan losses	768,525	577,486
Deferred compensation	102,568	83,510
Unrealized loss on investment securities available for sale	-	52,000
	915,659	761,069
Deferred tax liabilities:		
FHLB stock dividends	153,866	152,896
Depreciation	98,328	97,708
Unrealized gain on investment securities available for sale	291,599	-
	543,793	250,604
	$ 371,866	$ 510,465

Retained earnings at December 31, 2001, include approximately $1.2 million of bad debt deductions allowed for federal income tax purposes (the "base year tax reserve") for which no deferred income tax has been recognized. If, in the future, this portion of retained earnings is used for any purpose other than to absorb bad debt losses, it would create income for tax purposes only and income taxes would be imposed at the then prevailing rates. The unrecorded income tax liability on the above amount was approximately $458,000 at December 31, 2001.

Prior to January 1, 1996, the Bank computed its tax bad debt deduction based upon the percentage of taxable income method as defined by the Internal Revenue Code. The bad debt deduction allowable under this method equaled 8% of taxable income determined without regard to the bad debt deduction and with certain adjustments. The tax bad debt deduction differed from the bad debt expense used for financial accounting purposes.

In August 1996, the Small Business Job Protection Act (the "Act") repealed the percentage of taxable income method of accounting for bad debts effective for years beginning after December 31, 1995. The Act required the Bank to change its method of computing reserves for bad debts to the experience method. This method is available to banks with assets less than $500 million and allows the Bank to maintain a tax reserve for bad debts and to take bad debt deductions for reasonable additions to the reserve. As a result of this change, the Bank has to recapture into income a portion of its existing tax bad debt reserve. This recapture occurs ratably over a six-taxable year period, beginning with the 1998 tax year. For financial reporting purposes, this recapture does not result in additional tax expense as the Bank adequately provided deferred taxes in prior years. Furthermore, this change does not require the Bank to recapture its base year tax reserve.

9. COMMITMENTS AND CONTINGENCIES

The Bank is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its borrowers. These financial instruments are commitments to extend credit. These instruments may, but do not necessarily, involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheets. The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments as it does for on-balance-sheet loans receivable.

As of December 31, 2001 and 2000, in addition to the undisbursed portion of loans receivable of approximately $6,031,000 and $5,032,000, respectively, the Bank had outstanding loan commitments approximating $1,926,500 and $995,000, respectively.

Standby letters of credit written are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. These guarantees are issued primarily to support construction borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Bank holds cash or a secured interest in real estate as collateral to support those commitments for which collateral is deemed necessary. Standby letters of credit outstanding amounted to $5,698,000 and $6,256,000 at December 31, 2001 and 2000, respectively. In addition to the commitments noted above, customers had approximately $10,123,000 and $9,891,000 available under lines of credit at December 31, 2001 and 2002, respectively.

10. STOCK OPTION AND INCENTIVE PLAN

The Company has a stock option and incentive plan to attract and retain personnel and provide incentive to employees to promote the success of the business. At December 31, 2001, 61,081 shares of stock have been authorized and are available for grants of options under this plan. The exercise price for options granted is set at the discretion of the Board, but is not less than the market value of the shares as of the date of grant. An option's maximum term is ten years and the options generally vest immediately upon issuance.

The Company applies APB Opinion 25 and related Interpretations in accounting for the stock option plan. Accordingly, no compensation cost has been recognized. Had compensation cost for the Company's stock option plan been determined based upon fair values at the grant dates for awards under the plan consistent with the method prescribed by SFAS No. 123, the Company's net income and earnings per share would have been adjusted to the pro forma amounts indicated below:

		2001	2000	1999
Net Income	As reported	$ 2,485,535	$ 2,336,119	$ 2,153,490
	Pro forma	2,259,284	2,270,079	1,990,645
Basic Earnings Per Share	As reported	3.24	2.98	2.75
	Pro forma	2.95	2.89	2.54
Diluted Earnings Per Share	As reported	3.11	2.85	2.59
	Pro forma	2.83	2.76	2.39

For the purpose of computing the pro forma amounts indicated above, the fair value of each option on the date of grant is estimated using the Black-Scholes option pricing model with the following
weighted-average assumptions used for the grants:

	2001	2000	1999
Dividend Yield	1.30%	0.75%	0.75%
Expected volatility	15.00%	15.00%	15.00%
Risk - free interest rate	4.91%	5.85%	5.72%
Expected lives (in years)	10	10	10
Weighted average fair value	$ 11.06	$ 12.28	$ 11.51

The following tables summarize activity in the plan:

	2001		2000		1999	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	91,036	$16.89	91,184	$12.61	101,818	$12.61
Granted	20,448	26.57	9,179	26.66	14,143	25.24
Exercised	(7,105)	10.28	(7,790)	14.61	(24,369)	7.61
Forfeitures	(4,700)	24.41	(1,537)	25.25	(408)	26.60
Outstanding at end of year	99,679	$18.99	91,036	$16.89	91,184	$15.85

Options Outstanding		Options Exercisable	
Number Outstanding 12/31/01	Weighted Remaining Contractual Life	Number Exercisable 12/31/01	Weighted Average Exercise Price
43,174	4 years	43,174	$10.28
775	6 years	775	21.51
21,628	7 years	21,628	24.31
8,051	8 years	8,051	26.60
9,029	9 years	9,029	26.70
17,022	10 years	17,022	26.55

11. EMPLOYEE BENEFIT PLANS

The Bank has an Employee Stock Ownership Plan (ESOP) which covers substantially all of the Bank's employees. The ESOP acquires stock of the Bank's parent corporation, Tri-County Financial Corporation. The Company accounts for its ESOP in accordance with AICPA Statement of

Position 93-6. Accordingly, unencumbered shares held by the ESOP are treated as outstanding in computing earnings per share. Shares issued to the ESOP but pledged as collateral for loans obtained to provide funds to acquire the shares are not treated as outstanding in computing earnings per share. Dividends on ESOP shares are recorded as a reduction of retained earnings. The ESOP may acquire in the open market up to 195,700 shares. At December 31, 2001, the Plan owns 53,731 shares.

The Company also has a 401(k) plan. The Bank matches a portion of the employee contributions. This ratio is determined annually by the Board of Directors. Currently one-half of an employee's first 6% deferral is matched. All employees who have completed one year of service and have reached the age of 21 are covered under this defined contribution plan. Contributions are determined at the discretion of management and the Board of Directors. For the years ended December 31, 2001, 2000, and 1999, the Company charged $93,000, $90,000, and $342,000, against earnings to fund the Plans.

12. DIVIDENDS

On January 22, 2002, the Board of Directors declared a $.50 per share cash dividend to be paid on April 8, 2002 to holders of record as of March 25, 2002. On January 31, 2001, the Board of Directors declared a $.40 per share cash dividend which was distributed on April 9, 2001 to holders of record as of March 26, 2001. On February 3, 2000, the Board of Directors declared a $.30 per share cash dividend which was distributed April 14, 2000 to holders of record as of March 14, 2000

13. REGULATORY MATTERS

The Company and the Bank are subject to various regulatory capital requirements administered by the federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's and the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of tangible and core capital (as defined in the regulations) to total adjusted assets (as defined), and of risk-based capital (as defined) to risk-weighted assets (as defined). Management believes, as of December 31, 2001, that the Company and the Bank meet all capital adequacy requirements to which they are subject.

As of December 31, 2001, the most recent notification from the Federal Reserve categorized the Bank as well-capitalized under the regulatory framework for prompt corrective action. To be categorized as well-capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Company's or the Bank's category.

The Company's and the Bank's actual capital amounts and ratios for 2001 and 2000 are presented in the tables below: (dollar amounts in thousands)

	Actual		Required for Capital Adequacy Purposes		To be Considered Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
At December 31, 2001:						
Total capital (to risk-weighted assets):						
The Company	$27,314	14.08%	$15,511	8.0%		
The Bank	25,799	13.26%	15,570	8.0%	$19,462	10.0%
Tier 1 capital (to risk-weighted assets):						
The Company	24,841	12.81%	7,756	4.0%		
The Bank	23,517	12.08%	7,785	4.0%	11,677	6.0%
Tier 1 capital (to average assets):						
The Company	24,841	9.64%	10,311	4.0%		
The Bank	23,517	9.46%	9,944	4.0%	12,430	5.0%
At December 31, 2000:						
Total capital (to risk-weighted assets):						
The Company	25,475	13.53%	$15,069	8.0%		
The Bank	25,227	13.40%	15,069	8.0%	18,837	10.0%
Tier 1 capital (to risk-weighted assets):						
The Company	23,545	12.50%	7,535	4.0%		
The Bank	23,182	12.31%	7,535	4.0%	11,302	6.0%
Tier 1 capital (to average assets):						
The Company	23,545	9.61%	9,803	4.0%		
The Bank	23,182	9.46%	9,803	4.0%	12,254	5.0%

14. EARNINGS PER SHARE

The calculations of basic and diluted earnings per share are as follows:

	2001	2000	1999
Basic earnings per share			
Net income	$2,485,535	$2,336,196	$2,153,490
Average common shares outstanding	766,927	784,605	782,950
Net income per common share - basic	$ 3.24	$ 2.98	$ 2.75
Diluted earnings per share			
Net income	$2,485,535	$2,336,196	$2,153,490
Average common shares outstanding	766,927	784,605	782,950
Stock option adjustment	31,860	36,534	49,333
Average common shares outstanding - diluted	798,787	821,139	832,283
Net income per common share - diluted	$ 3.11	$ 2.85	$ 2.59

15. FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is necessarily required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. Therefore, any aggregate unrealized gains or losses should not be interpreted as a forecast of future earnings or cash flows. Furthermore, the fair values disclosed should not be interpreted as the aggregate current value of the Company.

	December 31, 2001		December 31, 2000	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Assets:				
Cash and cash equivalents	$ 693,439	$ 693,439	$ 645,817	$ 645,817
Interest bearing deposits with banks	7,678,158	7,678,158	5,975,314	5,975,314
Investment securities and stock in FHLB and FRB	46,998,646	46,998,146	61,610,913	61,610,913
Loans receivable, net	193,450,011	199,325,377	174,795,647	175,551,335
Loans held for sale	2,354,315	2,354,315	355,000	355,000
Liabilities:				
Savings, NOW, and money market accounts	112,755,772	112,755,862	96,251,723	96,251,723
Time certificates	70,360,762	71,827,020	71,199,037	71,209,125
Long-term debt and other borrowed funds	50,463,317	52,340,500	54,950,903	55,187,033

At December 31, 2001 and 2000, the Company had outstanding loan commitments and standby letters of credit of $7.6 million and $7.3 million, respectively. Based on the short-term lives of these instruments, the Company does not believe that the fair value of these instruments differs significantly from their carrying values.

Valuation Methodology

Cash and Cash Equivalents - For cash and cash equivalents, the carrying amount is a reasonable estimate of fair value.

Investment Securities - Fair values are based on quoted market prices or dealer quotes. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

Mortgage-Backed Securities - Fair values are based on quoted market prices or dealer quotes. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

Loans Receivable and Loans Held for Sale - For conforming residential first-mortgage loans, the market price for loans with similar coupons and maturities was used. For nonconforming loans with maturities similar to conforming loans, the coupon was adjusted for credit risk. Loans which did not have quoted market prices were priced using the discounted cash flow method. The discount rate used was the rate currently offered on similar products. Loans priced using the discounted cash flow method included residential construction loans, commercial real estate loans, and consumer loans. The estimated fair value of loans held for sale is based on the terms of the related sale commitments.

Deposits - The fair value of checking accounts, saving accounts, and money market accounts was the amount payable on demand at the reporting date.

Time Certificates - The fair value was determined using the discounted cash flow method. The discount rate was equal to the rate currently offered on similar products.

Long-Term Debt and Other Borrowed Funds - These were valued using the discounted cash flow method. The discount rate was equal to the rate currently offered on similar borrowings.

The fair value estimates presented herein are based on pertinent information available to management as of December 31, 2001 and 2000. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date and, therefore, current estimates of fair value may differ significantly from the amount presented herein.

16. CONDENSED FINANCIAL STATEMENTS - PARENT COMPANY ONLY

Financial information pertaining only to Tri-County Financial Corporation is as follows:

Balance Sheets:

ASSETS	2001	2000
Cash - noninterest-bearing	$ 25,000	$ 204,937
Cash - interest-bearing	925,521	280,000
Other assets	691,208	79,645
Investment securities available for sale	111,582	34,679
Investment in wholly owned subsidiary	24,073,273	23,067,087
TOTAL ASSETS	$25,826,584	$23,666,348
Current liabilities	$ 240,126	$ 236,526
Stockholders' equity		
Common stock	7,568	7,777
Surplus	7,545,590	7,500,865
Retained earnings	17,678,367	16,175,708
Unearned ESOP shares	(200,580)	(139,599)
Accumulated other comprehensive income	555,513	(114,929)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$25,826,584	$23,666,348

Condensed Statements of Income:

	Year Ended December 31,		
	2001	2000	1999
Dividends from subsidiary	$2,250,000	$ 500,000	$1,000,000
Interest income	26,929	27,510	42,675
Loss on sale of investment securities	-	-	(605)
Miscellaneous expenses	(167,787)	(90,391)	(97,844)
Income before income taxes and equity in undistributed net income of subsidiary	2,109,142	437,119	944,226
Federal and state income tax benefit	40,650	-	21,000
Equity in undistributed net income of subsidiary	335,743	1,899,077	1,188,264
NET INCOME	$2,485,535	$2,336,196	$2,153,490

Condensed Statements Cash Flows:

	2001	2000	1999
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 2,485,535	$ 2,336,196	$ 2,153,490
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in undistributed earnings of subsidiary	(335,743)	(1,899,077)	(1,188,264)
Loss on sale of investment securities	-	-	605
Increase in current assets	(611,564)	(39,398)	(28,513)
Increase in current liabilities	3,600	-	186,893
Net cash provided by operating activities	1,541,828	397,721	1,124,211
CASH FLOWS FROM INVESTING ACTIVITIES:			
Net (increase) decrease in interest-bearing deposits	(645,521)	439,068	(677,177)
Purchase of investment securities available for sale	(76,903)	(6,677)	(3,637)
Maturity or redemption of investment securities available for sale	-	-	200,000
Net cash provided (used) by investing activities	(722,424)	432,391	(480,814)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Dividends paid	(309,204)	(236,595)	(157,034)
Exercise of stock options	31,817	53,676	126,160
Net change in ESOP loan	(48,034)	36,984	41,734
Redemption of common stock	(673,920)	(479,391)	(657,150)
Net cash used in financing activities	(999,341)	(625,326)	(646,290)
INCREASE (DECREASE) IN CASH	(179,937)	204,786	(2,893)
CASH AT BEGINNING OF YEAR	204,937	151	3,044
CASH AT END OF YEAR	$ 25,000	$ 204,937	$ 151

17. QUARTERLY FINANCIAL RESULTS (UNAUDITED)

A summary of selected consolidated quarterly financial data for the two years ended December 31, 2001 is reported as follows:

	2001				2000			
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Interest and dividend income	$ 4,326,809	$ 4,630,360	$ 4,649,286	$ 4,908,221	$ 4,829,400	$ 4,637,439	$ 4,487,475	$ 4,335,248
Interest expenses	1,821,087	2,132,804	2,316,701	2,487,219	2,619,502	2,470,503	2,289,364	2,048,121
Net interest income	2,505,722	2,497,556	2,332,585	2,421,002	2,209,898	2,166,936	2,198,111	2,287,127
Provision for loan loss	90,000	90,000	90,000	90,000	90,000	90,000	90,000	90,000
Net interest income after provision for loan loss	2,415,722	2,407,556	2,242,585	2,331,002	2,119,898	2,076,936	2,108,111	2,197,127
Noninterest income	355,728	344,406	353,858	347,528	470,936	300,658	309,275	292,119
Noninterest expense	1,840,743	1,862,904	1,609,104	1,681,749	1,580,431	1,553,978	1,631,991	1,565,464
Income before income taxes	930,707	889,058	987,339	996,781	1,010,403	823,616	785,395	923,782
Provision for income taxes	312,650	322,000	335,700	348,000	352,000	279,000	276,000	300,000
Net Income	618,057	567,058	651,639	648,781	658,403	544,616	509,395	623,782
Earnings per common share:								
Basic	$ 0.83	$ 0.74	$ 0.84	$ 0.83	$ 0.85	$ 0.69	$ 0.65	$ 0.79
Diluted	$ 0.79	$ 0.71	$ 0.81	$ 0.80	$ 0.82	$ 0.66	$ 0.62	$ 0.75

TRI-COUNTY FINANCIAL CORPORATION

CORPORATE INFORMATION: Tri-County Financial Corporation
Community Bank of Tri-County

DIRECTORS OF BOTH

Michael L. Middleton
Chairman of the Board

C. Marie Brown	W. Edelen Gough, Jr.	Louis P. Jenkins, Jr.
Herbert N. Redmond, Jr.	Catherine A. Askey	H. Beaman Smith

OFFICERS OF COMMUNITY BANK OF TRI-COUNTY

Michael L. Middleton
President and Chief Executive Officer

C. Marie Brown Executive Vice President Chief Operating Officer	Gregory C. Cockerham Executive Vice President Chief Lending Officer	William J. Pasenelli Executive Vice President Chief Financial Officer

David D. Vaira Vice President	John H. Buckmaster Vice President	Paige Watkins Vice President	H. Beaman Smith Secretary/Treasurer

COUNSEL

Corporate:
Semmes, Bowen & Semmes
250 West Pratt Street
Baltimore, Maryland 21201
(410) 539-5040

Local Counsel:
Louis P. Jenkins, Esq.
P.O. Box 280
La Plata, Maryland 20646
(301) 934-9571

Special Counsel:
Gary R. Bronstein, Esq.
Stradley Ronon Stevens & Young, LLP
1220 19th Street, NW, Suite 700
Washington, DC 20036
(202) 822-9611

Auditors:
Stegman & Company
405 East Joppa Road, Suite 200
Baltimore, Maryland 21286
(410) 823-8000

FORM 10-K

A copy of Form 10-K, including financial statements as filed with the Securities and Exchange Commission will be furnished without charge to stockholders as of the record date upon written request to H. Beaman Smith, Secretary, Tri-County Financial Corporation, P.O. Box 38, Waldorf, Maryland 20604.

STOCK TRANSFER AGENT:
Bank of New York
101 Barclay Street
New York, NY 10286

STOCK TRANSACTIONS AND INQUIRIES:
Christy Lombardi, Executive Secretary
Community Bank of Tri-County
P.O. Box 38
Waldorf, Maryland 20604
1-888-745-BANK, ext.654
FAX (301) 843-3625
clombardi@communitybktricounty.com

ANNUAL MEETING:

May 8, 2002, 10:00 a.m.
Community Bank of Tri-County
2nd Floor Board Room
3035 Leonardtown Road
Waldorf, Maryland

TRI-COUNTY FINANCIAL CORPORATION



Community Bank of Tri-County

Main Office
3035 Leonardtown Road
P.O. Box 38
Waldorf, MD 20604

St. Patrick's Drive Branch
20 St. Patrick's Drive
Waldorf, MD 20603

Bryans Road Branch
8010 Matthews Road
P.O. Box 522
Bryans Road, MD 20616

Charlotte Hall Branch
30165 Three Notch Road
P.O. Box 472
Charlotte Hall, MD 20622

Dunkirk Branch
10321 Southern Maryland Boulevard
P. O. Box 373
Dunkirk, MD 20754

La Plata Branch
101 Drury Drive
P.O. Box 1810
La Plata, MD 20646

Leonardtown Branch
25395 Point Lookout Road
P.O. Box 241
Leonardtown, MD 20650

Lexington Park Branch
22730 Three Notch Road
P.O. Box 561
California, MD 20619

Berry Road Burchmart Branch
10195 Berry Road
P.O. Box 6265
Waldorf, MD 20603